So 4/5/04

OMB APPROVAL

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response. . . 12.00

04017723

SECUR... COMMISSION
Washington, D.C.

SEC MAIL PROCESSING RECEIVED MAR 30 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Betzold Research & Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 350

(No. and Street)

Chicago	IL	60661
(City)	(State)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen 312-521-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James V. Lorentsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Betzold Research & Trading, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

"OFFICIAL SEAL"
DAVID F. WILDING
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 10/09/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETZOLD RESEARCH & TRADING, INC.
Chicago, Illinois

COMBINED STATEMENT OF FINANCIAL CONDITION
December 31, 2003

This combined report is filed pursuant to Rule 17a-5(e) under the Securities and Exchange Act of 1934 as a Public Document

BETZOLD RESEARCH & TRADING, INC.
Chicago, Illinois

COMBINED STATEMENT OF FINANCIAL CONDITION
December 31, 2003

CONTENTS

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Betzold Research & Trading, Inc.
Chicago, Illinois

We have audited the accompanying combined statement of financial condition of Betzold Research & Trading, Inc. and its affiliate, Betzold Investment Group, Inc., as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This combined financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this combined financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the combined financial statement referred to above presents fairly, in all material respects, the financial position of Betzold Research & Trading, Inc. and its affiliate, Betzold Investment Group, Inc., as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
March 17, 2004

BETZOLD RESEARCH & TRADING, INC.
COMBINED STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS	
Cash	$ 8,167,348
Deposit with clearing broker	100,000
Securities owned, at market value	162,123,052
Accrued interest and other receivables	512,410
Furniture, equipment, and leasehold improvements, net	2,067,654
Prepaid expenses and other assets	142,837
Total assets	$ 173,113,301
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Securities sold under agreements to repurchase	$ 66,524,730
Capital lease obligations	649,022
Due to broker-dealers, and clearing broker-dealer	79,013,438
Accounts payable, accrued compensation and payroll taxes, and other accrued expenses and liabilities	12,276,022
Total liabilities	158,463,212
Stockholders' equity	
Common stock	
Class A, voting, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding	677,405
Class A, nonvoting, no par value; 1,000,000 shares authorized; no shares issued and outstanding	-
Retained earnings	13,972,684
Total stockholders' equity	14,650,089
Total liabilities and stockholders' equity	$ 173,113,301

See accompanying notes to financial statement.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: The combined financial statements include the accounts of Betzold Research & Trading, Inc. (BR&T) and Betzold Investment Group, Inc. (BIG). BR&T and BIG are owned by the same stockholders. The stockholders' ownership interests in BR&T and BIG are identical. BR&T and BIG are collectively referred to as "the Company" in this financial statement. BR&T is an Illinois corporation formed on March 2, 1994 for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. BR&T is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers. BIG is a registered investment advisor that provides investment advice to the same institutional investors as BR&T.

BR&T operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that BR&T clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts in the financial statements and the disclosures provided. Actual results could differ from those estimates.

Securities Transactions: Proprietary securities transactions, commission revenue, and related expenses are recorded on a trade-date basis. Securities owned are valued at market with the resulting net unrealized gains and losses included in earnings of the current period. Market value is based on market prices or, if no such information is available, on the term and rate of the security and information about the issuer.

Derivatives: Derivatives are recorded at fair value. Unless formally designated as a hedge qualifying for special accounting treatment under Statement of Financial Accounting Standards No. 133, *Accounting for Derivatives and Hedging Activities* (Statement 133), changes in the fair value of derivatives are recorded in the statement of income. The Company has not formally designated its derivatives as hedges qualifying for the special accounting treatment under Statement 133.

(Continued)

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Repurchase Agreements: Sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts.

Securities Sold, Not Yet Purchased: Securities sold, not yet purchased are used to manage market risk, primarily due to fluctuations in interest rates, in the Company's securities inventory. Securities sold, not yet purchased transactions are recorded on the trade-date basis, and interest expense is recorded on the accrual basis. Gains and losses on securities sold, not yet purchased are generally offset by corresponding gains and losses in the securities inventory.

Furniture, Equipment, and Leasehold Improvements: Furniture, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Furniture and equipment is depreciated using accelerated or straight-line methods over estimated useful lives. Leasehold improvements are depreciated on the straight-line method over the lesser of estimated useful lives or the lease term.

Income Taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata share of the Company's items of income, deductions, losses, and credits. Therefore, the financial statements for the periods covered by this election do not include a provision for federal income taxes.

NOTE 2 - SECURITIES OWNED

Securities owned, at market values at December 31, 2003, are summarized as follows:

Collateralized mortgage obligations	$ 97,645,708
Mortgage-backed securities	61,323,569
State and municipal obligations	3,153,775
	$ 162,123,052

(Continued)

NOTE 3 - FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Year-end furniture, equipment, and leasehold improvements were as follows:

Leasehold improvements	$ 977,169
Furniture and equipment	1,612,002
	2,589,171
Less: Accumulated depreciation	521,517
	$ 2,067,654

NOTE 4 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

BR&T has entered into master repurchase agreements with financial service companies. Under these agreements, BR&T is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a market value of approximately $66,647,000 at December 31, 2003. BR&T reports the securities it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell or repledge the securities and BR&T can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

NOTE 5 - CAPITAL LEASE OBLIGATIONS

In 2002, BR&T entered into capital lease agreements to finance the acquisition of approximately $930,000 of furniture, equipment, and leasehold improvements. The lease agreements allow BR&T to purchase the leased assets at the end of the lease term for $1. Accordingly, the leased assets are included as furniture, equipment, and leasehold improvements on the statement of financial position.

Lease payments are due monthly. The effective interest rate on capital lease obligations is approximately 7.55%.

Future minimum payments on the capital leases are as follows:

2004	$ 328,760
2005	330,178
2006	94,281
	753,219
Amount representing interest	(104,197)
Present value of net minimum lease payments	$ 649,022

(Continued)

NOTE 6 - DERIVATIVES AND HEDGING ACTIVITIES

Together with securities sold, not yet purchased, BR&T uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. To hedge interest rate exposure in its securities inventory, BR&T uses exchange traded futures and options contracts that contain varying degrees of off-balance-sheet risk. BR&T does not expect any material losses relating to such derivative instruments and securities sold, not yet purchased that would not be offset with corresponding gains on securities hedged. At December 31, 2003, derivatives consist of financial future contracts to purchase $1,500,000 of five-year U.S. Treasury notes to be issued in March 2004. The fair value of these financial future contracts, included in other liabilities on the statement of financial condition, was $1,641 at December 31, 2003.

BR&T also enters into transactions involving mortgage-backed "to-be-announced" securities (TBAs). TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains recorded on the statement of financial position.

At December 31, 2003, TBAs were used to hedge interest rate risk in BR&T's securities inventory. BR&T's TBA commitments at December 31, 2003 represent a net sell position with a par value of $115,900,000 that is not reflected on the statement of financial condition.

Net unrealized losses on TBAs were $409,578 at December 31, 2003, and are included in other liabilities on the statement of financial condition.

NOTE 7 - PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan that covers substantially all employees. Company contributions are charged to expense and are made at the discretion of the Board of Directors. Eligible employees may also contribute amounts to the plan subject to the applicable 401(k) limitations.

NOTE 8 - RELATED PARTY TRANSACTIONS

In 2002, BR&T provided a $4,000,000 unsecured line of credit to its Chief Executive Officer, who is also the majority stockholder of BR&T and BIG. The line of credit matures on December 31, 2005 and bears interest at 2.48%. The highest balance outstanding on the line was approximately $1,964,118 during 2003. The line of credit had a zero balance at December 31, 2003.

(Continued)

NOTE 9 - NET CAPITAL REQUIREMENTS

BR&T is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, BR&T is required to maintain net capital equivalent to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

BR&T's capital position at December 31, 2003 is summarized below:

Net capital	$ 7,817,540
Net capital requirement	174,064
Excess net capital	$ 7,643,476
Aggregate indebtedness to net capital	.33 to 1

NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Cash and accrued interest receivable are generally short-term and are typically liquidated at their carrying values. Securities owned and securities sold, not yet purchased are carried at fair value. Repurchase agreements are carried at contract amounts plus accrued interest that approximate fair value due to their variable rates and short maturity. Derivative instruments are carried at fair value.

NOTE 11 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, securities transactions for the customers of BR&T are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of BR&T and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to BR&T. BR&T seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

(Continued)

NOTE 12 - STOCKHOLDER AGREEMENT

An agreement exists among the stockholders that sets forth the procedures for purchase of stock by other stockholders or, in certain circumstances, the Company and the basis of valuation of these shares in the event of a sale.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company moved its main office from Itasca, Illinois to downtown Chicago in 2002. The Itasca office lease expired in 2002. The lease for the Chicago office expires on May 31, 2013. The Company also has a five-year renewal option at the fair market lease rate at that time. In addition to basic rent, the Company is also charged for its proportionate share of the building's real estate taxes and operating expenses.

The Company accounts for office rent expense on the straight-line basis over the noncancelable term of the lease. Rental payments on the Chicago lease begin in September 2003. Deferred rent payments, included in other liabilities on the statement of financial condition, were $319,668 at December 31, 2003.

Noncancelable rent payments for the Chicago office, assuming charges for property taxes and other operating costs at current levels, are as follows:

2004	$ 425,661
2005	432,859
2006	440,196
2007	447,789
2008	455,628
Thereafter	2,112,722
Total	$ 4,314,855

The Company and its chief executive officer (CEO) are in arbitration, which they initiated in October 2002, to settle certain disputes with the Company's three minority stockholders. The minority stockholders then filed a joint suit against the Company, its corporate affiliates, and the Company's CEO. Among other things, the minority stockholders' suit asked the Court to stay the arbitration proceedings and alleged that the Company had not been managed in the appropriate interests of the minority stockholders. The suit also sought statutory stockholder remedies as well as damages in excess of $3 million. Thereafter, the Company and its CEO filed a motion to compel arbitration of all disputes. In early 2003, the Court issued a ruling on the parties' cross-motions regarding arbitrability, sending certain issues to arbitration and reserving certain issues. The parties have proceeded to arbitrate the issues pursuant to the

(Continued)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

Court's ruling. In March 2004, the Illinois Appellate Court, deciding on cross-appeals from the trial court's arbitrability decision, issued a ruling in which the Company and its CEO prevailed on the issues from which they appealed. The Company now expects all issues to be resolved through arbitration.

Management of the Company believes that the claims of the minority stockholders are without merit. The Company and its CEO intend to contest the minority stockholders' claims vigorously, and management does not expect the settlement of this matter to have a material effect, if any, on the Company's financial condition.

(Continued)

NOTE 14 - COMBINING FINANCIAL INFORMATION

The combining statement of financial condition as of December 31, 2003 follows.

COMBINING STATEMENT OF FINANCIAL CONDITION
December 31, 2003

	Betzold Research & Trading	Betzold Investment Group	Eliminations	Combined
ASSETS				
Cash	$ 73,709	$ 8,093,639	$ -	$ 8,167,348
Deposit with clearing broker	100,000	-	-	100,000
Securities owned, at market value	162,123,052	-	-	162,123,052
Accrued interest and other receivables	1,096,448	70,142	(654,180)	512,410
Furniture, equipment, and leasehold improvements	1,165,870	901,784	-	2,067,654
Prepaid expenses and other assets	142,837	-	-	142,837
Total assets	$ 164,701,916	$ 9,065,565	$ (654,180)	$ 173,113,301
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Securities sold under agreements to repurchase	$ 66,524,730	$ -	$ -	$ 66,524,730
Capital lease obligations	649,022	-	-	649,022
Due to broker-dealers and clearing broker-dealer	79,013,438	-	-	79,013,438
Accounts payable, accrued compensation and payroll taxes, and other accrued expenses and liabilities	8,116,233	4,813,969	(654,180)	12,276,022
Total liabilities	154,303,423	4,813,969	(654,180)	158,463,212
Stockholders' equity				
Common stock	672,405	5,000	-	677,405
Retained earnings	9,726,088	4,246,596	-	13,972,684
Total stockholders' equity	10,398,493	4,251,596	-	14,650,089
Total liabilities and stockholders' equity	$ 164,701,916	$ 9,065,565	$ (654,180)	$ 173,113,301

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Betzold Research & Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 350

(No. and Street)

Chicago	IL	60661
(City)	(State)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen — 312-521-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James V. Lorentsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Betzold Research & Trading, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
DAVID F. WILDING
COMMISSION EXPIRES 10/09/06

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*